

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Mr. Michael J. Higgins
Chief Operating Officer and
Chief Financial Officer
Ironwood Pharmaceuticals, Inc.
301 Binney Street
Cambridge, MA 02142

> **Re: Item 4.02 Form 8-K**
> **Filed March 9, 2011**
> **File No. 001-34620**

Dear Mr. Higgins:

We have completed our review of your Item 4.02 Form 8-K and do not have any further comments at this time.

Sincerely,

Dana M. Hartz
Staff Accountant